EXHIBIT 21.1

SUBSIDIARIES OF TRON GROUP, INC.

Name	Jurisdiction of Incorporation/Formation
Talk Focus Sdn Bhd	Malaysia
Technology Revolution On Net System Sdn Bhd	Malaysia
Technology Revolution On Net Distribution Sdn Bhd	Malaysia
Technology Revolution On Net Marketing Sdn Bhd	Malaysia
TF Learning Centre Sdn Bhd	Malaysia
Tronexus Global Sdn Bhd	Malaysia